BLACKROCK ALLOCATION TARGET SHARES ("BATS"): Series P
Portfolio (the "Fund")

77D (g)

Policies with respect to security investments
Effective February 19, 2014, the Principal Investment
Strategies of the Fund, under the "Fund Overview - Key
Facts About BATS: Series P Portfolio" section was deleted in its entirety and replaced with the following:
The Fund will seek to pursue its investment objective primarily by engaging in short sales of U.S. Treasury securities and by investing in derivative instruments that provide returns that are inverse to those available by investing directly in U.S. Treasury securities. Derivative instruments that the Fund may invest in include, but are not limited to, futures (including U.S. Treasury futures), options, forward contracts and/or swaps, including interest rate swaps, swaptions and total return swaps.

and Principal Investment Strategies under "Details About the Funds - How a Fund Invests - BATS: Series P Portfolio" was deleted in its entirety and replaced with the following:

The Fund will seek to pursue its investment objective primarily by engaging in short sales of U.S. Treasury securities and by investing in derivative instruments that provide returns that are inverse to those available by investing directly in U.S. Treasury securities. Derivative instruments that the Fund may invest in include, but are not limited to, futures (including U.S. Treasury futures), options, forward contracts and/or swaps, including interest rate swaps, swaptions and total return swaps.